David Forsberg • 3rd

Chief Revenue Officer | WhiteClouds 3D Printing and Modeling

Greater Salt Lake City Area

Message ···

WhiteClouds

Weber State University

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500+ connections

A innovator in designing and managing sales and marketing strategy and operations for both Fortune 500 and emerging companies. Dave has designed sales and go-to-market strategies for dozens of companies including Google, DropBox, Verizon, Whirlpool, Cisco, HP, Samsung, Intel and Microsoft.

Highlights

Reach out to David for...

Probono consulting and volunteering, Joining a nonprofit.

Experience

Chief Revenue Officer

WhiteClouds

Feb 2018 – Present • 3 mos

Ogden, Utah

Strategic Advisor

XVoyant

May 2016 – Present • 2 yrs

Greater Salt Lake City Area

Xvoyant provides sales leaders with more predictable and sustainable revenue attainment by creating individualized coaching plans and ensures the consistent execution of coaching through integrated goal setting, scheduling and follow-up. Built 100% within Salesforce.com and designed to leverage current sales milestones and pipeline definitions Xvoyant quickly maps to an existing field structure and immediately utilizes year to date performance and funnel data to compile personalized and insightful coaching recommendations for each member of a sales team. visit www.xvoyant.com for more information

EVP Business Development

MarketStar

Mar 1994 – Dec 2015 • 21 yrs 10 mos

Weber State University
Technical Sales, Sales and Marketing
1989 – 1995

Skills & Endorsements

Lead Generation · 63

Endorsed by **Mary Blair and 5 others who are highly skilled at this**

Endorsed by **43 of David's colleagues at MarketStar**

Direct Sales · 55

Endorsed by **Paul Butterfield and 10 others who are highly skilled at this**

Endorsed by **2 of David's colleagues at Xvoyant**

B2B · 47

Endorsed by **2 of David's colleagues at Xvoyant**

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Recommendations

Received (0) Given (2)

Tim Heare
Account Based Marketing Manager at Pluralsight
April 8, 2016, David managed Tim directly

I've had the pleasure of working with Tim Heare for more than 6 years at MarketStar Corporation, a leading provider of outsourced sales and marketing solutions. I selected Tim from a large pool of highly qualified candidates for the following reasons:

• Pure intelligence. Tim's intellect is sharp. He's a "quick study" who easily grasps new concepts and information.
• His ability to succinctly and thoroughly explain value propositions, complex models, scenarios and data variables, and their impact on sales strategies and program success, is one of our most effective and impactful means of gaining new customers.
• Tim is highly intuitive. He's able to distill a situation or requirement down to the most relevant or salient parts even when needs or priorities have not been fully or clearly communicated
• Most of the projects and content that Tim not only maintained an excellent rate of on-time delivery under extremely tight deadlines, but he did so while also innovating the approach, contact, and solution. A less skilled individual would not have been able to so successfully balance the requirements of speed, quality, and creativity.
• Tim works well in a collaborative environment. Throughout his time at MarketStar most of the measurement of Tim's individual success was and is dependent upon his ability to partner with peers, internal stakeholders, and external customers.

Over the last several years Tim has continued to proactively and effectively expand the definition of his responsibilities and incrementally increase the value he provides to his colleagues, his company, and its clients. I highly recommend Tim to any